Exhibit 99.1

Hydrogenics Reports Second Quarter 2018 Results

Strong Gross Margin; Solid Backlog; High Bid Activity Supports Growth Outlook

MISSISSAUGA, Ontario, Aug. 02, 2018 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported second quarter 2018 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

Recent Highlights

“While top line results reflected continued lumpiness in orders and delivery timing, gross margins rose significantly year-over-year, reflecting improved product mix as well as our focus on supply chain management and ongoing efficiency initiatives,” said Daryl Wilson, President and Chief Executive Officer. “Our backlog remains solid and the outlook strong as we prepare for anticipated increases in product shipments to China during the second half of 2018. Notably, we also made advances in the quarter expanding our technology penetration into new markets, securing our first development contract for a high-speed marine application. We are delighted to partner with Golden Gate Zero Emission Marine on this important endeavor, which complements and bolsters our existing leadership position providing fuel cell modules for rail, bus and other heavy-duty power systems.

“In addition to the progress experienced in our mobility business, we continue to see momentum across a variety of other renewable hydrogen applications, including energy storage. The impetus of positive regulatory changes, such as the June 15 adoption of the EU’s Renewable Energy Directive Part ii, is driving significant activity within our sales pipeline for large Power-to-Gas projects in the 10-25 MW scale. We remain convinced that the unmatched energy density and size advantage of our industry-leading PEM electrolyzer technology positions us well for these opportunities, and we now have a showcase site – with Enbridge – up and running in North America. Given our unique leadership in the space, increasing demand within the markets where we operate, and our strong relationships with customers and partners worldwide, we're optimistic about the quarters to come.”

Summary of Results for the Quarter Ended June 30, 2018

  The Company posted revenue of $7.6 million for the second quarter of 2018, comparable to the same period last year.
  Gross margin improved to 27.6% in the second quarter of 2018 compared with to 5.8% last year, as the Company posted gross profit of $2.1 million in the current quarter versus $0.4 million in the prior-year period. The higher gross margin was achieved via cost reductions secured through our supply chain, process efficiency improvements as well as product mix.
  Cash operating costs1 increased $0.7 million to $4.6 million in the 2018 second quarter compared to $3.9 million in 2017 due to $0.4 million of higher net research and development (“R&D”) expenses, primarily related to ongoing product development initiatives and $0.3 million of higher selling expenses related to a refreshed corporate branding, marketing and business development.
  The Company’s Adjusted EBITDA2 loss improved $1.0 million to $2.4 million in the second quarter of 2018 from $3.4 million in the prior-year period. This variance reflects the increase in gross profit offset by higher cash operating costs noted above.
  Net loss decreased from $5.5 million, or $(0.43) per share, to $4.8 million, or $(0.31) per share, in the current period, primarily due to the increase in gross profit, offset by the increase in net R&D expenses, losses from our joint venture investments and the increase in SG&A net of non-cash gains from revaluation of deferred stock unit (“DSU”) obligations.
  The Company ended the second quarter of 2018 with the backlog at $131.8 million, securing orders of $10.7 million for Power-to-Gas systems, fueling stations, industrial gas applications and mobility systems. Order backlog movement during the second quarter (in $ millions) was as follows:

	March 31, 2018 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	Orders Cancelled	June 30, 2018 backlog
OnSite Generation	$17.3	$8.1	$(0.1)	$4.8	$-	$20.5
Power Systems	122.8	2.6	(3.8)	2.8	7.5	111.3
Total	$140.1	$10.7	$(3.9)	$7.6	$7.5	$131.8
  Of the above backlog of $131.8 million, the Company expects to recognize $51.8 million in the following 12 months as revenue. In addition, revenue for the year ending December 31, 2018 will also include orders both received and delivered during the balance of 2018.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company’s share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.
  Adjusted EBITDA is defined as net loss excluding stock-based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics’ ongoing operational results.  Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details
Hydrogenics will hold a conference call at 10:00 a.m. EDT on August 2, 2018 to review the second quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873.  A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our  goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Contacts:

Marc Beisheim, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com

Reconciliation of Cash Operating Costs to Operating Costs and Adjusted EBITDA to Net Loss (in thousands of US dollars) (unaudited)

Cash operating costs

	Three months ended June 30,		Six months ended June 30,
	2018	2017 Restated	2018	2017 Restated
Selling, general and administrative expenses	$3,024	$3,243	$5,860	$6,269
Research and product development expenses	1,880	1,492	3,961	2,497
Total operating costs	$4,904	$4,735	$9,821	$8,766
Less: Amortization and depreciation	(89)	(107)	(192)	(213)
Less: DSUs recovery (expense)	62	(459)	388	(724)
Less: Stock-based compensation expense	(243)	(189)	(465)	(340)
Less: Loss on disposal of assets	(3)	(3)	(6)	(114)
Cash operating costs	$4,631	$3,977	$9,546	$7,375

Adjusted EBITDA

	Three months ended June 30		Six months ended June 30,
	2018	2017 Restated	2018	2017 Restated
Net loss	$(4,801)	$(5,462)	$(6,755)	$(7,760)
Finance loss, net	1,998	1,167	1,973	2,107
Income tax expense	-	-	300	-
Amortization and depreciation	175	202	352	401
DSUs expense (recovery)	(62)	459	(388)	724
Stock-based compensation expense	243	189	465	340
Adjusted EBITDA	$(2,447)	$(3,446)	$(4,053)	$(4,188)

Note: Prior period results restated to reflect the implementation of IFRS 15 revenue standard.

Hydrogenics Corporation Condensed Interim Consolidated Balance Sheets (in thousands of US dollars) (unaudited)
	June 30, 2018	December 31, 2017 Restated

Assets
Current assets
Cash and cash equivalents	$13,847	$21,511
Restricted cash	875	435
Trade and other receivables	7,900	8,736
Contract assets	4,560	6,578
Inventories	18,501	15,048
Prepaid expenses	1,174	1,374
	46,857	53,682
Non-current assets
Restricted cash	281	468
Contract assets	2,409	645
Investment in joint ventures	1,121	2,797
Property, plant and equipment	3,889	3,874
Intangible assets	150	180
Goodwill	4,442	4,569
	12,292	12,533
Total assets	$59,149	$66,215

Liabilities
Current liabilities
Operating borrowings	$–	$1,200
Trade and other payables	7,705	10,361
Contract liabilities	12,179	11,821
Financial liabilities	4,447	4,913
Warranty provisions	961	1,174
Deferred funding	3,514	880
	28,806	30,349
Non-current liabilities
Other liabilities	7,618	8,516
Contract liabilities	4,181	2,223
Warranty provisions	747	921
Deferred funding	472	33
	13,018	11,693
Total liabilities	41,824	42,042
Equity
Share capital	387,843	387,746
Contributed surplus	20,253	19,885
Accumulated other comprehensive loss	(2,380)	(1,822)
Deficit	(388,391)	(381,636)
Total equity	17,325	24,173
Total equity and liabilities	$59,149	$66,215

Note: Prior period results restated to reflect the implementation of IFRS 15 revenue standard.

Hydrogenics Corporation Condensed Interim Consolidated Statements of Operations and Comprehensive Loss (in thousands of US dollars, except share and per share amounts) (unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017 Restated	2018	2017 Restated
Revenues	$7,609	$7,556	$15,756	$16,291
Cost of sales	5,508	7,116	10,417	13,178
Gross profit	2,101	440	5,339	3,113

Operating expenses
Selling, general and administrative expenses	3,024	3,243	5,860	6,269
Research and product development expenses	1,880	1,492	3,961	2,497
	4,904	4,735	9,821	8,766

Loss from operations	(2,803)	(4,295)	(4,482)	(5,653)

Finance income (loss)
Interest expense, net of financial instruments measured at amortized cost	(372)	(454)	(753)	(923)
Foreign currency (losses) gains, net	(177)	394	42	455
Loss on joint ventures	(1,492)	(101)	(1,561)	(171)
Other finance gains (losses), net	43	(1,006)	299	(1,468)
Finance loss, net	(1,998)	(1,167)	(1,973)	(2,107)

Loss before income taxes	(4,801)	(5,462)	(6,455)	(7,760)
Income tax expense	–	–	300	–
Net loss for the period	(4,801)	(5,462)	(6,755)	(7,760)

Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	(887)	677	(558)	948
Comprehensive loss for the period	$(5,688)	$(4,785)	$(7,313)	$(6,812)

Net loss per share
Basic and diluted	$(0.31)	$(0.43)	$(0.44)	$(0.62)
Weighted Average number of common shares outstanding, basic and diluted	15,440,888	12,667,167	15,438,894	12,606,459

Note: Prior period results restated to reflect the implementation of IFRS 15 revenue standard.

Hydrogenics Corporation Condensed Interim Consolidated Statements of Cash Flows (in thousands of US dollars) (unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
		Restated		Restated
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(4,801)	$(5,462)	$(6,755)	$(7,760)
Increase in restricted cash	(266)	(912)	(279)	(1,002)
Items not affecting cash:
Loss on disposal of assets	3	3	6	114
Amortization and depreciation	175	202	352	401
Warrants	(70)	826	(356)	1,246
Unrealized foreign exchange gains	(179)	(147)	(203)	(133)
Unrealized loss on joint ventures	1,492	101	1,561	171
Accreted interest	413	629	857	1,141
Stock-based compensation	243	189	465	340
Stock-based compensation - DSUs	(62)	459	(388)	724
Net change in non-cash operating assets and liabilities	(1,416)	1,584	(859)	1,899
Cash used in operating activities	(4,468)	(2,528)	(5,599)	(2,859)
Investing activities
Investment in joint venture – Enbridge	–	–	–	(93)
Purchase of property, plant and equipment	(101)	(519)	(335)	(2,075)
Receipt of government funding	974	1,492	974	1,851
Proceeds from disposals of property, plant and equipment	–	–	–	1,035
Purchase of intangible assets	(1)	(1)	(1)	(1)
Cash provided by investing activities	872	972	638	717
Financing activities
Proceeds from common shares issued and stock options exercised, net of issuance costs	1	19,770	1	19,770
Principal repayment of long-term debt	(500)	(250)	(750)	(500)
Interest payment	(286)	(305)	(582)	(788)
Proceeds (repayment) of operating borrowings	–	(1,449)	(1,193)	190
Repayment of repayable government contributions	–	(56)	–	(112)
Cash provided by (used in) financing activities	(785)	17,710	(2,524)	18,560
Increase (decrease) in cash and cash equivalents during the period	(4,381)	16,154	(7,485)	16,418
Cash and cash equivalents – Beginning of period	18,482	10,608	21,511	10,338
Effect of exchange rate fluctuations on cash and cash equivalents held	(254)	399	(179)	405
Cash and cash equivalents – End of period	$13,847	$27,161	$13,847	$27,161

Note: Prior period results restated to reflect the implementation of IFRS 15 revenue standard.